Exhibit 18.1

August 14, 2012

PDI, Inc.
Morris Corporate Center 1, Building A
300 Interpace Parkway, Parsippany, NJ 07054
Ladies and Gentlemen:
As stated in Note 2 to the financial statements of PDI, Inc. for the three and six months ended June 30, 2012, the Company changed its method of accounting for certain initial direct program costs from a method which expensed those costs as incurred to a method which recognizes initial direct program costs over the term of the contractual arrangement. Initial direct program costs are typically incurred at the onset of a contractual arrangement and are directly associated with the product detailing program outlined in the contract. Such costs include the recruiting and hiring and related employee setup costs for sales managers and professional staff directly responsible for executing a particular program. The newly adopted accounting principle is preferable in the circumstances as the nature and extent of contractual arrangements and the related volume of initial direct program costs incurred at the onset of those arrangements is expected to be material to future periods. It is more representative of the earnings process, resulting in the recognition of certain initial direct program costs over the period revenue is earned. At your request, we have reviewed and discussed with you the circumstances and the business judgment and planning that formulated your basis to make this change in accounting principle.
It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle described in Note 2 is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find to be unreasonable. Because we have not audited any financial statements of PDI, Inc. as of any date or for any period, we express no opinion on the financial statements for the three and six months ended June 30, 2012.

Very truly yours,
BDO USA, LLP